SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
____________________________________________

SCHEDULE 13D/A3 (Amendment No. 3)

Under the Securities Exchange Act of 1934

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, 5p par value
(Title of Class of Securities)

02311107
(CUSIP Number)

David J. Doyle
Amarin Investment Holding Limited
Clarendon House, 2 Church Street
Hamilton, HM11 Bermuda
1 441 295 1422

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02311107
(1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Amarin Investment Holding Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS AF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
Number of Shares	(7)	SOLE VOTING POWER 10,403,959
Beneficially Owned	(8)	SHARED VOTING POWER 0
by Each Reporting	(9)	SOLE DISPOSITIVE POWER 10,403,959
Person With	(10)	SHARED DISPOSITIVE POWER 0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,403,959 shares
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.7% (based on 81,333,094 Ordinary Shares represented in writing by an officer of the Issuer outstanding on April 19, 2006 and 9,101,979 Ordinary Shares in the form of American Depositary Shares, 500,000 Ordinary Shares issuable upon exercise of the 2004 Warrants (as defined below), 207,921 Ordinary Shares issuable upon exercise of the 2005 Warrants (as defined below) and 594,059 Ordinary Shares, in each case held by the Reporting Parties (as defined below)).

(14)	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Security and Issuer: This Amendment No. 3 by Amarin Investment Holding Limited (“AIHL”) (and together with Thomas G. Lynch, the “Reporting Parties”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on November 10, 2004 as amended by Amendment No. 1 filed with the SEC on June 8, 2005 and amended by Amendment No. 2 filed with the SEC on January 17, 2006 (collectively, the “Schedule 13D”) relating to the ordinary share (the “Ordinary Shares”), 5p par value, of Amarin Corporation plc (the “Issuer”). The principal offices of the Issuer are located at 7 Curzon Street, London, United Kingdom W1J 5HG.

The Ordinary Shares are traded on the Nasdaq Capital Market (“Nasdaq”) in the form of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts. Each ADS represents one Ordinary Share.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On October 6, 2004, in a privately negotiated transaction pursuant to an agreement dated September 30, 2004, AIHL purchased 4,653,819 ADSs from Elan Corp plc and its affiliates, together with warrants to purchase 500,000 Ordinary Shares at $1.90 per Ordinary Share with an exercise period from May 31, 2005 through February 25, 2009 (the “2004 Warrants”) and $5 million in aggregate principal amount of secured loan notes (the “Loan Notes”) issued by the Issuer, for an aggregate consideration of $6,500,000. The source of these funds was working capital of AIHL, which working capital was obtained through equity investment by its sole shareholder, Thomas G. Lynch, from his personal funds.

On October 7, 2004, AIHL converted $3 million in principal amount of Loan Notes into 2,717,391 Ordinary Shares which were subsequently exchanged for ADSs.

On May 24, 2005, in a registered direct offering pursuant to a subscription agreement dated May 14th, 2005 (the “May Agreement”), AIHL purchased 1,730,769 ADSs from the Issuer. The source of these funds was $250,000 from a combination of existing working capital of AIHL and a capital contribution by its sole shareholder, Thomas G. Lynch, and $2 million in proceeds received by AIHL from redemption by the Issuer of $2 million in principal amount of Loan Notes.

On December 21 2005, in a private placement pursuant to a securities purchase agreement dated December 16, 2005 (the “December Agreement”), AIHL purchased 594,059 Ordinary Shares and 207,921 warrants, each warrant exercisable for one Ordinary Share with an exercise period commencing on June 19, 2006 (the “2005 Warrants”), for an aggregate purchase price of $599,999.59. The source of these funds was a capital contribution by its sole shareholder, Thomas G. Lynch.

On April 5, 2006, Thomas G. Lynch, purchased 302,170 Ordinary Shares pursuant to the contractual investment right granted under the May Agreement.

As of April 20, 2006, AIHL is the beneficial owner of the Ordinary Shares that may be acquired by exercise of the 2005 warrants.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The purpose of the transactions was to acquire an equity investment interest in the Issuer.

None of the Reporting Parties, nor any other person named in Item 2(c) of the Schedule 13D has any present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Amarin Investment Holding Limited:

(a) Amount Beneficially Owned: 10,403,959 Ordinary Shares representing 12.7% of the Ordinary Shares (based on 81,333,094 Ordinary Shares represented in writing by an officer of the Issuer outstanding on April 19, 2006 and 9,101,979 Ordinary Shares in the form of ADSs, 500,000 Ordinary Shares issuable upon exercise of the 2004 Warrants, 207,921 Ordinary Shares issuable upon exercise of the 2005 Warrants and 594,059 Ordinary Shares, in each case held by the Reporting Parties).

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 10,403,959

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 10,403,959

(iv) shared power to dispose or to direct the disposition: 0

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by any of the Reporting Parties except for the acquisition of beneficial ownership being reported on this Schedule 13D.

(d) AIHL has the right to receive all dividends on the Ordinary Shares but for the 302,170 Ordinary Shares acquired by Thomas G. Lynch on April 5, 2006.

(e) Not applicable.

Thomas G. Lynch:

(a) Amount Beneficially Owned: 10,706,129 Ordinary Shares representing 13.0% (based on 81,333,094 Ordinary Shares represented in writing by an officer of the Issuer to be outstanding on December 21, 2005 and 9,404,149 Ordinary Shares in the form of American Depositary Shares, 500,000 Ordinary Shares issuable upon exercise of the 2004 Warrants (as defined below), 207,921 Ordinary Shares issuable upon exercise of the 2005 Warrants (as defined below) and 594,059 Ordinary Shares, in each case held by the Reporting Parties).

(b) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 10,706,129

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition: 10,706,129

(iv) shared power to dispose or to direct the disposition: 0

(c) There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by any of the Reporting Parties except for the acquisition of beneficial ownership being reported on this Schedule 13D.

(d) AIHL has the right to receive all dividends on the Ordinary Shares but for the 302,170 Ordinary Shares acquired by Thomas G. Lynch on April 5, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Amarin Investment Holding Limited is true, complete and correct.

Date: April 27, 2006

AMARIN INVESTMENT HOLDING LIMITED
By: /s/David Doyle
Name: David Doyle
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing persons, evidence of the representative’s authority to sign on behalf of such persons shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)